UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 001-10593


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

               For Period Ended: January 31, 2004


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                          PART I-REGISTRANT INFORMATION

                                 Candie's, Inc.
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                             Full Name of Registrant

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                            Former Name if Applicable

                              215 West 40th Street
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10018
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                           (City, State and Zip Code)





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                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box. If appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant could not complete its annual report on Form 10-K for the fiscal year ended January 31, 2004 on a timely basis due to certain unanticipated delays in connection with its preparation.




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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Deborah Sorell Stehr            212                     730-0030
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        (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment


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                                 Candie's, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 3 , 2004                    By /s/ Richard Danderline
                                      --------------------------------------
                                         Executive Vice President,
                                         Finance and Operations

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).


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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                                 CANDIE'S, INC.

                With respect to its Form 10-K for the fiscal year
                             ended January 31, 2004



                  The registrant estimates that its results of operations for the fiscal year ended January 31, 2004 ("Fiscal 2004") as reflected in its statements of operations to be included in its Form 10-K for the fiscal year ended January 31, 2004 will reflect a decrease in net revenues to $131,177,000 compared to $156,783,000 for the fiscal year ended January 31, 2003 ("Fiscal 2003"). In addition, the registrant expects to report a loss from operations of $8,164,000 in Fiscal 2004 compared to a loss from operations of $961,000 in Fiscal 2003. Included in operating losses are special charges of $4,629,000 in Fiscal 2004 and $3,566,000 in Fiscal 2003. Net loss for Fiscal 2004 is expected to be $11,340,000 compared to a net loss of $3,945,000 in Fiscal 2003. The registrant's Fiscal 2004 results reflect the transition of the registrant's footwear business to a licensing model and the discontinuance by the end of Fiscal 2004 of all operating activity in the registrant's wholesale and retail footwear division, including the closing of all of its retail stores. Fiscal 2003 results include the results of Unzipped Apparel, LLC since April 23, 2002, the date the registrant acquired the remaining 50% equity interest in Unzipped Apparel , LLC.